

February 15, 2013

<u>Via E-mail</u>
Mr. Lamar M. Chambers
Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

> **RE:** **Ashland, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 19, 2012**
> **Response dated January 28, 2013**
> **File No. 1-32532**

Dear Mr. Chambers:

We have reviewed your response letter dated January 28, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results…, page M-1

Results of Operations – Consolidated Review, page M-6

Use of non-GAAP measures, page M-6

1. We note your response to comment two from our letter dated January 22, 2013. In your proposed disclosure, you indicate that the difference between the actual and expected return on assets contribute to the recognition of actuarial gains and losses. You disclosed an actual return on plan assets of $357 and an expected return on plan assets of $226 in your proposed disclosure. Please disclose the actual return percentage and expected return percentage associated with these amounts. Please also expand your disclosures to clearly state, if true, that Adjusted EBITDA reflects the expected return on plan assets, rather than the actual return on plan assets, as a result of your adjustment to eliminate actuarial gains and losses associated with your defined benefit plans.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief